UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             Playtex Products, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)

                                   72813P 10 0
                                 (CUSIP Number)



                      Check the following box if a fee is being paid with this statement [ ].


                              CUSIP No. 72813P 10 0



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                (1)     Names of Reporting Persons
                S. S. or I. R. S.  Identification Nos. of Above Persons

                Thomas H. Lee


                (2) Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)   X


        (3)     SEC Use Only


        (4)     Citizenship or Place of Organization  United States

        Number of                 (5)  Sole Voting Power      1,361,951

        Shares Bene-
         ficially                 (6)  Shared Voting Power        -0-

        Owned by
        Each Reporting            (7)  Sole Dispositive Power  1,361,951

         Person
        With                      (8)  Shared Dispositive Power      -0-


        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,361,951

        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)   X

        (11)    Percent of Class Represented by Amount in Row (9)     2.7%


        (12)    Type of Reporting Person (See Instructions)     IN


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Item 1(a)       Name of Issuer:

                Playtex Products, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                300 Nyala Farms Road,
                Westport, Connecticut  06880


Item 2(a)       Name of Person Filing:

                Thomas H. Lee.

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                Thomas H. Lee:             75 State Street, Boston, MA 02109
                Fund:                      World Financial Center, South Tower,
                                            New York, NY  10080
                Fund II:                   World Financial Center, South Tower,
                                            New York, NY  10080
                Retirement Fund:           World Financial Center, South Tower,
                                            New York, NY  10080

Item 2(c)       Citizenship:

                Thomas H. Lee:             United States
                Fund:                      Delaware
                Fund II:                   Delaware
                Retirement Fund:           Delaware


Item 2(d)       Title of Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number:

                72813P 10 0


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Item 3          If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


        (a)     [ ]      Broker or Dealer

        (b)     [ ]      Bank

        (c)     [ ]      Insurance Company

        (d)     [ ]      Investment Company

        (e)     [ ]      Investment Adviser

        (f)     [ ]      Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [ ]      Parent Holding Company

        (h)     [ ]      Group

                               NOT APPLICABLE

Item 4          Ownership:

        (a)  Amount Beneficially Owned:

As of December 31, 1996, Mr. Lee beneficially owned 1,361,951 shares of the Issuer's Common Stock. The State Street Bank and Trust Company of Connecticut, National Association, not personally, but solely as Trustee under a Trust Agreement, dated as of September 29, 1989, as amended, and known as the 1989 Thomas H. Lee Nominee Trust (the "1989 Thomas H. Lee Nominee Trust") is the record holder of shares listed above as being beneficially owned by Thomas H. Lee. The 1989 Thomas H. Lee Nominee Trust is controlled by its sole beneficiary, the 1989 Thomas H. Lee Nominee Trust Limited Partnership, of which Mr. Lee is General Partner.

Mr. Lee may also be deemed to beneficially own shares pursuant to his position as settlor of two irrevocable trusts (the "Irrevocable Trusts") which hold in the aggregate 41,014 shares of Common Stock. Mr. Lee disclaims beneficial ownership of such shares.

In addition, Mr. Lee may be deemed to beneficially own (i) 1,406,204 shares of Common Stock as a result of the relationship between Mr. Lee and the ML-Lee Acquisition Fund, L.P. (the "Fund"); (ii) 343,726 shares of Common Stock as a result of the relationship between Mr. Lee and the ML-Lee Acquisition Fund II, L.P. (the "Fund II"); and (iii) 183,560 shares of Common Stock as a result of the relationship between Mr. Lee and the ML-Lee Acquisition


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Fund (Retirement Accounts) II, L.P. (the "Retirement Fund").  Mr. Lee is a
general partner of and controls the investment advisors to the Fund, the Fund II and the Retirement Fund. Mr. Lee disclaims such beneficial ownership.

Each of the Fund, the Retirement Fund, Fund II and the Irrevocable Trusts could be deemed to be beneficial owners of the shares of Common Stock held by certain other stockholders who are parties to a certain Stockholders Agreement, as described below in paragraph (c) of this Item 4.

(b)  Percent of Class:

Mr. Lee beneficially owns 2.7% of the Common Stock. In addition, Mr. Lee could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of the 1,974,504 shares of Common Stock held by the Fund, Fund II, the Retirement Fund, and the Irrevocable Trusts; beneficial ownership of such shares would constitute beneficial ownership of approximately 6.6% of the Issuer's Common Stock.

(c)     Description of Beneficial Ownership:

The Fund, Fund II, the Retirement Fund, the Irrevocable Trusts and Mr. Lee are parties to a certain Stockholders Agreement, dated as of November 5, 1991, as amended (the "Stockholders Agreement") with certain stockholders of the Issuer as listed on Annex A hereto (the "Other Stockholders"), pursuant to which all of the parties to the Stockholders Agreement are required to vote their shares to elect certain directors designated by parties to the Stockholders Agreement. Each of the Fund, Fund II, the Retirement Fund, the Irrevocable Trusts and Mr. Lee may be deemed to be part of a group with the Other Stockholders, though each of the Fund, Fund II, the Retirement Fund, the Irrevocable Trusts and Mr. Lee disclaim the existence of any such group.

Mr. Lee has the sole power to vote or to direct the vote of 1,361,951 shares and the sole power to dispose or to direct the disposition of 1,361,951 shares.

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

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                Not Applicable.

Item 8          Identification and Classification of Members of the Group:

                As described in Item 4 above, the Fund, the Retirement Fund, the Irrevocable Trusts and Fund II may each be deemed to be members of a group with the Other Stockholders under Section 13d of the Securities Exchange Act of 1934, as amended. Each of the Fund, the Retirement Fund, the Irrevocable Trusts and Fund II disclaims the existence of any such group. The Other Stockholders are listed on Annex A hereto.

Item 9          Notice of Dissolution of Group:

                Not Applicable.

Item 10         Certification:

                Not Applicable.

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                                    Signature


        After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    /s/Thomas H. Lee
                                    Thomas H. Lee



Dated:  February  19, 1997

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                                     ANNEX A


                             PLAYTEX PRODUCTS, INC.



           Holder

        ML-Lee Acquisition Fund, L.P.

        ML-Lee Acquisition Fund II, L.P.

        ML-Lee Acquisition Fund

        State Street Bank & Trust Company,
        not individually, but solely as Trustee
        for the 1989 Thomas H. Lee Nominee
        Trust

        David V. Harkins

        Glenn H. Hutchins

        Scott A. Schoen

        C. Hunter Boll

        Steven G. Segal

        Wendy L. Masler

        The Stephen Zachary
        Lee 1988 Irrevocable Trust

        The Robert Schiff
        Lee 1988 Irrevocable Trust

        Richard S. Childs, Jr.

        James E. Childs

        Jenny C. Preston

        John W. Childs



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        Thomas R. Shepherd

        Joel E. Smilow

        Hercules P. Sotos

        Calvin J. Gauss

        James S. Cook

        Joel C. Coleman


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